 Exhibit 99.2

BYE-LAWS

OF

HUDSON LTD.

TABLE OF CONTENTS

INTERPRETATION
1.
Definitions

SHARES
2.
Power to Issue Shares
3.
Power of the Company to Purchase its Shares
4.
Rights Attaching to Shares
5.
Calls on Shares
6.
Share Certificates
7.
Fractional Shares

REGISTRATION OF SHARES
8.
Register of Members
9.
Registered Holder Absolute Owner
10.
Transfer of Registered Shares
11.
Transmission of Registered Shares

ALTERATION OF SHARE CAPITAL
12.
Power to Alter Capital
13.
Variation of Rights Attaching to Shares

DIVIDENDS AND CAPITALISATION
14.
Dividends
15.
Power to Set Aside Profits
16.
Method of Payment
17.
Capitalisation

MEETINGS OF MEMBERS
18.
Annual General Meetings
19.
Special General Meetings
20.
Requisitioned General Meetings
21.
Notice
22.
Giving Notice and Access
23.
Postponement or Cancellation of General Meeting
24.
Attendance and Security in Meetings
25.
Quorum at General Meetings
26.
Chairman to Preside at General Meetings and Secretary
27.
Voting on Resolutions
28.
Power to Demand a Vote on a Poll
29.
Voting by Joint Holders of Shares
30.
Instrument of Proxy
31.
Representation of Corporate Member
32.
Adjournment of General Meeting
33.
Written Resolutions
34.
Directors Attendance at General Meetings

DIRECTORS AND OFFICERS
35.
Election of Directors
36.
Number of Directors and Chairman and Deputy Chairman
37.
Classes of Directors
38.
Term of Office of Directors
39.
Alternate Directors Not Permitted
40.
Removal of Directors
41.
Vacancy in the Office of Director
42.
Remuneration of Directors
43.
Defect in Appointment
44.
Directors to Manage Business
45.
Powers of the Board of Directors
46.
Register of Directors and Officers
47.
Appointment of Officers
48.
Appointment of Secretary
49.
Duties of Officers
50.
Remuneration of Officers
51.
Conflicts of Interest
52.
Indemnification and Exculpation of Directors and Officers

MEETINGS OF THE BOARD OF DIRECTORS
53.
Board Meetings
54.
Notice of Board Meetings
55.
Electronic Participation in Meetings
56.
No Representation of Director
57.
Quorum at Board Meetings
58.
Board to Continue in the Event of Vacancy
59.
Chairman to Preside
60.
Written Resolutions
61.
Validity of Prior Acts of the Board

CORPORATE RECORDS
62.
Minutes
63.
Place Where Corporate Records Kept
64.
Form and Use of Seal

ACCOUNTS
65.
Records of Account
66.
Financial Year End

AUDITS
67.
Annual Audit
68.
Appointment of Auditor
69.
Remuneration of Auditor
70.
Duties of Auditor
71.
Access to Records
72.
Financial Statements and the Auditor’s Report
73.
Vacancy in the Office of Auditor

BUSINESS COMBINATIONS
74.
Amalgamation and Merger

VOLUNTARY WINDING-UP AND DISSOLUTION
75.
Winding-Up

CHANGES TO CONSTITUTION
76.
Changes to Memorandum of Association and Bye-laws
77.
Discontinuance

CORPORATE OPPORTUNITIES
78.
Corporate Opportunities

INTERPRETATION

1.
Definitions

1.1
In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act 1981;
Affiliate	with respect to any person or entity, any other person or entity directly or indirectly Controlling or Controlled by or under direct or indirect common control with such person or entity;
Auditor	includes an individual, company or partnership;
Board
the board of directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

Chairman	the chairman of the Board;
Company	the company for which these Bye-laws are approved and confirmed;
Control
(including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common control with”) as used with respect to any person or entity, shall mean the direct or indirect power to direct or cause the direction of the business, management or policies of such person or entity, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that the direct or indirect ownership of more than 50% of the total voting rights of all issued voting securities of such person or entity shall be deemed to be Control;

Deputy Chairman	a deputy chairman of the Board;
Director	a director of the Company;
Member
the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

notice	written notice as further provided in these Bye-laws unless otherwise specifically stated;
Officer	any person appointed by the Board to hold an office in the Company;

Register of Directors and Officers	the register of directors and officers referred to in these Bye-laws;
Register of Members	the register of members referred to in these Bye-laws;
Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative;
Secretary
the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary; and

Treasury Share	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.
1.2
In these Bye-laws, where not inconsistent with the context:

(a)
words denoting the plural number include the singular number and vice versa;

(b)
words denoting the masculine gender include the feminine and neuter genders;

(c)
words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)
the words:

(i)
"may" shall be construed as permissive; and

(ii)
"shall" shall be construed as imperative;

(e)
a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)
the phrase “issued and outstanding” in relation to shares, means shares in issue other than Treasury Shares;

(g)
the word “corporation” means a corporation whether or not a company within the meaning of the Act; and

(h)
unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3
In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4
Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.
Power to Issue Shares

2.1
Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

2.2
Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.
Power of the Company to Purchase its Shares

3.1
The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

3.2
The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4.
Rights Attaching to Shares

4.1
At the date these Bye-laws are adopted, the share capital of the Company is divided into three classes: (i) 2,000,000,000 Class A common shares of par value US$0.01 each (“Class A Shares”); (iii) 1,000,000,000 Class B common shares of par value US$0.01 each (“Class B Shares” and together with the Class A Shares, the “Common Shares”) and (iii) 100,000,000 preference shares of par value US$0.01 each (the “Preference Shares”).

4.2
The holders of Class A Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to Preference Shares and any other class of shares):

(a)
be entitled to one vote per share;

(b)
be entitled to such dividends as the Board may from time to time declare, pari passu with the holders of the Class B Shares;

(c)
in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, pari passu with the holders of the Class B Shares; and

(d)
generally be entitled to enjoy all of the rights attaching to shares.

4.3
The holders of Class B Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to Preference Shares and any other class of shares):

(a)
be entitled to ten (10) votes per share;

(b)
be entitled to such dividends as the Board may from time to time declare, pari passu with the holders of the Class A Shares;

(c)
in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, pari passu with the holders of the Class A Shares; and

(d)
generally be entitled to enjoy all of the rights attaching to shares.

4.4
Class B Shares are convertible into Class A Shares as follows:

(a)
each Class B Share is convertible into one Class A Share at any time upon notice to the Company by the Member duly registered as the holder of such Class B Share;

(b)
each Class B Share shall automatically convert into one Class A Share upon any transfer thereof to a person or entity that is not an Affiliate of the holder of such Class B Share; and

(c)
each Class B Share shall automatically convert into one Class A Share upon and on the date that the holders of all of the then issued and outstanding Class B Shares cease to hold Class B Shares representing, in the aggregate, at least 10% of the then issued and outstanding total number of Class A Shares and Class B Shares.

4.5
The Company shall at all times keep available out of its authorised but unissued Class A Shares solely for the purpose of effecting the conversion of Class B Shares such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all issued and outstanding Class B Shares. Any Class B Shares that are converted into Class A Shares may not be reissued.

4.6
The Board is authorised to provide for the issuance of the Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)
the number of shares constituting that series and the distinctive designation of that series;

(b)
the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)
whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)
whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)
whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)
whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)
the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)
the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series;

(i)
the rights of holders of that series to elect or appoint directors; and

(j)
any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.7
Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.8
At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations of the Company on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares (or any class thereof), other shares, option rights, securities having conversion or option rights, or obligations of the Company, or conditions that preclude or limit the transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations of the Company.

4.9
All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

4.10
The conversion of shares of any class into shares of another class may be effected by way of variation of rights, share repurchase and issue, bonus issue, share consolidation, share subdivision and/or any other manner permitted by law.

5.
Calls on Shares

5.1
The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2
Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

5.3
The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4
The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

6.
Share Certificates

6.1
Subject to the provisions of this Bye-law 6, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

6.2
The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

6.3
If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

6.4
Notwithstanding any provisions of these Bye-laws:

(a)
the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)
unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

7.
Fractional Shares

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

8.
Register of Members

8.1
The Board shall cause to be kept in one or more books a Register of Members (which shall be kept outside the United Kingdom) and shall enter therein the particulars required by the Act.

8.2
The Register of Members shall be open to inspection without charge at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

9.
Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

10.
Transfer of Registered Shares

10.1
An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares
Hudson Ltd. (the "Company")

FOR VALUE RECEIVED  .. [amount], I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address], [number] shares of the Company.

DATED this [date]

Signed by:
In the presence of:

____________________
__________________
Transferor
Witness

Signed by:
In the presence of:

____________________
________________
Transferee
Witness

10.2
Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

10.3
The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

10.4
The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

10.5
The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid up. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

10.6
Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

10.7
Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange (as defined in the Act) may be transferred in accordance with the rules and regulations of such exchange.

11.
Transmission of Registered Shares

11.1
In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

11.2
Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member
Hudson Ltd. (the "Company")

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the "Transferee") registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:
In the presence of:

____________________
__________________
Transferor
Witness

Signed by:
In the presence of:

____________________
________________
Transferee
Witness

11.3
On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

11.4
Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

12.
Power to Alter Capital

12.1
The Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

12.2
Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

13.
Variation of Rights Attaching to Shares

13.1
Subject to the Act, if, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied either (i) with the consent in writing of the holders of a majority of the issued shares of that class, or (ii) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be one or more persons present and representing in person or by proxy at least 10% of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

13.2
If, at any time, the rights attached to either the Class A Shares or the Class B Shares are proposed to be varied, prior to obtaining the approval of the class of shares whose rights are to be varied in accordance with Bye-law 13.1, the Board and the Members shall first approve the proposed variation of such rights by approving amendments to Bye-law 4 (Rights Attaching to Shares) which sets out the rights to the Class A Shares and the Class B Shares.

DIVIDENDS AND CAPITALISATION

14.
Dividends

14.1
The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

14.2
The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

14.3
The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

14.4
The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

15.
Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

16.
Method of Payment

16.1
Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or bank draft sent through the post directed to the Member at such Member's address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing.

16.2
In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

16.3
The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

16.4
Any dividend and/or other moneys payable in respect of a share which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

16.5
The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

17.
Capitalisation

17.1
The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

17.2
The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS

18.
Annual General Meetings

Notwithstanding the provisions of the Act entitling the Members of the Company to elect to dispense with the holding of an annual general meeting, an annual general meeting shall be held in each year (other than the year of incorporation) at such time and place as the Chairman (if any) or the Board shall appoint.

19.
Special General Meetings

The Chairman (if any) or a majority of the Directors may convene a special general meeting whenever in their judgment such a meeting is necessary.

20.
Requisitioned General Meetings

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

21.
Notice

21.1
At least 14 days' notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

21.2
At least 14 days' notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

21.3
The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

21.4
A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

21.5
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

22.
Giving Notice and Access

22.1
A notice may be given by the Company to a Member:

(a)
by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)
by sending it by post to such Member's address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)
by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)
by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)
by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

22.2
Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

22.3
In proving service under paragraphs 22.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

23.
Postponement or Cancellation of General Meeting

The Chairman, a Deputy Chairman or the Board may, and the Secretary on the instruction of the Chairman, a Deputy Chairman or the Board shall, postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to each Member in accordance with these Bye-laws.

24.
Attendance and Security in Meetings

24.1
Members may attend any general meetings in person or may appoint a proxy in accordance with Bye-law 30, or if such Member is a corporation, a representative in accordance with Bye-law 31, to attend any such meeting and vote thereat on such Member’s behalf. The Board may, if it considers appropriate, allow Members to participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

24.2
The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

25.
Quorum at General Meetings

25.1
At any general meeting one or more persons present at the meeting and representing in person or by proxy at least 15% of the total voting rights of all issued and outstanding shares in the Company shall form a quorum for the transaction of business; provided that for so long as there are any Class B Shares issued and outstanding, at least one Member holding Class B Shares shall be required to be present in person or represented by proxy to constitute a quorum.

25.2
If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

26.
Chairman to Preside at General Meetings and Secretary

Unless otherwise agreed by a majority of those attending and entitled to vote at a general meeting, the Chairman and failing him a Deputy Chairman shall act as chairman of such meeting. In their absence a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote. If the Secretary is present, the Secretary shall act as secretary to the meeting, otherwise, the chairman of the meeting shall appoint a secretary of the meeting who shall record the events of the meeting and all resolutions and votes taken in minutes of such meeting.

27.
Voting on Resolutions

27.1
Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting (including, without limitation, the amalgamation or merger of the Company in accordance with Bye-law 74) shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

27.2
No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

27.3
Subject to the Act, at any general meeting a resolution put to the vote of the meeting shall be voted upon in such manner as the chairman of the meeting shall decide. The chairman of the meeting shall direct the manner in which the Members participating in such meeting may cast their votes.

27.4
At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

28.
Power to Demand a Vote on a Poll

28.1
Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)
the chairman of the general meeting; or

(b)
at least three Members present in person or represented by proxy; or

(c)
any Member or Members present in person or represented by proxy and holding between them not less than 10% of the total voting rights that may be cast by the Members holding all of the issued and outstanding Class A Shares, Class B Shares and any other shares of the Company having the right to attend and vote; or

(d)
any Member or Members present in person or represented by proxy and holding shares in the Company conferring the right to vote at such meeting, being shares on which the aggregate par value has been paid up equal to not less than 10% of the total par value paid up on all issued and outstanding Class A Shares, Class B Shares and any other shares of the Company having the right to attend and vote.

28.2
Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be cast in such manner as the chairman of the meeting shall direct (which may include casting votes electronically or by any other facilities or means). The result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

28.3
A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

28.4
At the conclusion of the poll, the votes cast in accordance with such directions given by the chairman of the meeting shall be examined and counted by one or more scrutineers appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose, and the result of the poll shall be declared by the chairman of the meeting.

29.
Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

30.
Instrument of Proxy

30.1
A Member may appoint a proxy by

(a)
an instrument in writing in substantially the following form or such other form as the Board or the chairman of the meeting shall accept:

Proxy
Hudson Ltd. (the "Company")

I/We, [insert names here], being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

_________________________
Member(s)

or

(b)
such telephonic, electronic or other means as may be approved by the Board from time to time.

30.2
The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

30.3
A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

30.4
The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

31.
Representation of Corporate Member

31.1
A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

31.2
Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

32.
Adjournment of General Meeting

32.1
The chairman of a general meeting at which a quorum is present may, with the consent of the Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy) adjourn the meeting.

32.2
The chairman of a general meeting may adjourn the meeting to another time and place without the consent or direction of the Members if it appears to him that:

(a)
it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)
the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)
an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

32.3
Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

33.
Written Resolutions

33.1
Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Bye-law.

33.2
Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution.

33.3
A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) the Members who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting.

33.4
A resolution in writing may be signed in any number of counterparts.

33.5
A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

33.6
A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

33.7
This Bye-law shall not apply to a resolution passed to remove an Auditor from office before the expiration of his term of office.

33.8
For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

34.
Directors Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

35.
Election of Directors

35.1
Only natural persons may be elected or appointed as Directors, and the election or appointment of a corporation, partnership or similar entity as a Director shall not be permitted.

35.2
Only persons who are proposed or nominated in accordance with this Bye-law shall be eligible for election as Directors. Any Member or Members holding or representing not less than 5% of the total voting rights that may be cast by Members holding all of the issued and outstanding Class A Shares, Class B Shares and any other shares of the Company having the right to vote, or collectively not less than 100 Members, or the Board may propose any person for election as a Director. Where any person, other than a Director retiring at the meeting or a person proposed for re-election or election as a Director by the Board, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Such notice must be given to the Secretary or the Chairman at any time between 1 January and 1 March of the year the general meeting to vote on such proposal will be held.

35.3
Where persons are validly proposed for re-election or election as a Director, the persons receiving the most votes (up to the number of Directors to be elected), provided such person has also received the affirmative votes of a majority of the votes cast, shall be elected as Directors.

35.4
At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

36.
Number of Directors and Chairman and Deputy Chairman

36.1
The Board shall consist of at least seven Directors and not more than such maximum number of Directors as the Board may from time to time determine.

36.2
The Board may appoint a Chairman and one or more Deputy Chairmen from amongst the Directors as the Board may determine for such terms as the Board deems fit. Notwithstanding any provision of these Bye-laws to the contrary, a Deputy Chairman (solely in his capacity as a Deputy Chairman) may not take any action or exercise a power, either contemplated by, or granted to a Deputy Chairman pursuant to, the provisions of these Bye-laws or otherwise, unless the Board has expressly authorised such Deputy Chairman to take such action or exercise such power or has authorised such Deputy Chairman to take the categories of actions contemplated to be taken by, or exercise such powers granted to, a Deputy Chairman by the provisions of these Bye-laws.

37.
Classes of Directors

The Directors shall be divided into three classes designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one third of the total number of Directors constituting the entire Board.

38.
Term of Office of Directors

At the first general meeting which is held after the date of adoption of these Bye-laws for the purpose of electing Directors, the Class I Directors shall be elected for a three year term of office, the Class II Directors shall be elected for a two year term of office and the Class III Directors shall be elected for a one year term of office. At each succeeding annual general meeting, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three year term. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any Director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other Directors of that class, but in no case shall a decrease in the number of Directors shorten the term of any Director then in office. A Director shall hold office until the annual general meeting for the year in which his term expires, subject to his office being vacated pursuant to Bye-law 42.

39.
Alternate Directors Not Permitted

The election or appointment of a person or persons to act as a Director in the alternative to any one or more Directors shall not be permitted.

40.
Removal of Directors

40.1
Subject to any provision to the contrary in these Bye-laws, the Members entitled to vote for the election of Directors may remove a Director without prior written notice to such Director by: (a) an affirmative vote of at least a majority of the votes cast at a general meeting of the Company convened for the purpose of removing such Director; or (b) a written resolution of the Members passed by the holders of Class A Shares and Class B Shares representing at least a majority of votes that may be cast by all issued and outstanding Class A Shares and Class B Shares.

40.2
If a Director is removed from the Board under this Bye-law the Members may fill the vacancy at the meeting at which such Director is removed or in the written resolution of the Members which removed such Director. In the absence of such election or appointment after seven days, the Board may fill the vacancy.

41.
Vacancy in the Office of Director

41.1
The office of Director shall be vacated if the Director:

(a)
is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b)
is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)
is or becomes of unsound mind or dies; or

(d)
resigns his office by notice to the Company.

41.2
The Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the application of Bye-law 41.1.

42.
Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Board and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

43.
Defect in Appointment

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

44.
Directors to Manage Business

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting.

45.
Powers of the Board of Directors

The Board may:

(a)
appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)
exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)
appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(d)
by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(e)
procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(f)
delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may consist partly or entirely of non-Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(g)
delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(h)
present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(i)
in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(j)
authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

46.
Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

47.
Appointment of Officers

The Board may appoint such Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit.

48.
Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

49.
Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

50.
Remuneration of Officers

The Officers shall receive such remuneration as the Board may determine.

51.
Conflicts of Interest

51.1
Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

51.2
A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an “Interested Director”) shall declare the nature of such interest as required by the Act.

51.3
An Interested Director who has complied with the requirements of the foregoing Bye-law may:

(a)
vote in respect of such contract or proposed contract unless such Interested Director is disqualified from voting by the chairman of the relevant Board meeting; and/or

(b)
be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on,

and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

52.
Indemnification and Exculpation of Directors and Officers

52.1
The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

52.2
The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

52.3
The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

53.
Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the Chairman, if he is present (but if he is not present, then the chairman of the meeting), shall have a casting vote.

54.
Notice of Board Meetings

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

55.
Electronic Participation in Meetings

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

56.
No Representation of Director

The appointment by a Director of another Director or any other person to represent such Director, to attend a meeting or to vote on such Director’s behalf at a meeting of the Board or any committee shall not be permitted.

57.
Quorum at Board Meetings

The quorum necessary for the transaction of business at a Board meeting shall be a majority of Directors then in office.

58.
Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

59.
Chairman to Preside

The Chairman shall act as chairman at all Board meetings at which such person is present. A Deputy Chairman shall act as chairman of a Board meeting at which the Chairman is not present or in the absence of such person, a chairman of the meeting shall be appointed or elected by the Directors present at the relevant meeting.

60.
Written Resolutions

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director.

61.
Validity of Prior Acts of the Board

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

62.
Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)
of all elections and appointments of Officers;

(b)
of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)
of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

63.
Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

64.
Form and Use of Seal

64.1
The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

64.2
A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

64.3
A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

65.
Records of Account

65.1
The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)
all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)
all sales and purchases of goods by the Company; and

(c)
all assets and liabilities of the Company.

65.2
Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

65.3
Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

66.
Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

67.
Annual Audit

Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

68.
Appointment of Auditor

68.1
Subject to the Act, the Members shall appoint an auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

68.2
The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

69.
Remuneration of Auditor

69.1
The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

69.2
The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

70.
Duties of Auditor

70.1
The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

70.2
The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

71.
Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

72.
Financial Statements and the Auditor’s Report

72.1
Subject to the following bye-law, the financial statements and/or the auditor’s report as required by the Act shall

(a)
be laid before the Members at the annual general meeting; or

(b)
be received, accepted, adopted or approved by the Members by written resolution passed in accordance with these Bye-laws.

72.2
If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

73.
Vacancy in the Office of Auditor

The Board may fill any casual vacancy in the office of the auditor.

BUSINESS COMBINATIONS

74.
Amalgamation and Merger

Any amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of the Board, and following the approval of the Board by a resolution of the Members.

VOLUNTARY WINDING-UP AND DISSOLUTION

75.
Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

76.
Changes to Memorandum of Association and Bye-laws

76.1
The Memorandum of Association of the Company may not be rescinded, altered or amended until the same has been approved by a resolution of the Members.

76.2
No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

77.
Discontinuance

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

CORPORATE OPPORTUNITIES

78.
Corporate Opportunities

78.1
To the fullest extent permitted by applicable law, the Company, on behalf of itself and on behalf of its subsidiaries, renounces any interest or expectancy of the Company and/or its subsidiaries in, or in being offered an opportunity to participate in, any corporate opportunities that are from time to time presented to Dufry AG or any of its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries (other than the Company and its subsidiaries) (each, a “Specified Party”), even if the opportunity is one that the Company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Each such Specified Party shall generally not be liable to the Company or any of its subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such Specified Party pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to the Company or its subsidiaries. In the case of any such Specified Party who is a director or officer of the Company and who is expressly offered such corporate opportunity in writing solely in his or her capacity as a director or officer of the Company (a “Directed Opportunity”), such director or officer of the Company shall be obligated to communicate such Directed Opportunity to the Company, provided, however, that all of the protections of this Bye-law 78 shall otherwise apply to the Specified Parties with respect to such Directed Opportunity, including the ability of the Specified Parties to pursue or acquire such Directed Opportunity, directly or indirectly, or to direct such Directed Opportunity to another person.

78.2
Neither the amendment nor repeal of this Bye-law 78, nor the adoption of any provision of these Bye-laws, nor, to the fullest extent permitted by applicable law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

78.3
If any provision or provisions of this Bye-law 78 shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Bye-law 78 (including each portion of any paragraph of this Bye-law 78 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Bye-law 78 (including each such portion of any paragraph of this Bye-law 78 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability to the fullest extent permitted by law.

78.4
This Bye-law 78 shall not limit any protections or defenses available to, or indemnification rights of, any director or officer of the Company under any agreement, these Bye-laws, vote of the Board, applicable law or otherwise.

78.5
Any person or entity purchasing or otherwise acquiring any interest in any securities of the Company shall be deemed to have notice of and to have consented to the provisions of this Bye-law 78.